SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
UNIVERSAL INSURANCE HOLDINGS, INC.
 (Name of Issuer)
Common Stock, par value $0.01 per share
 (Title of Class of Securities)
91359V107
 (CUSIP Number)

Sean P. Downes
Universal Insurance Holdings, Inc.
1110 W. Commercial Blvd., Suite 100
Fort Lauderdale, Florida 33309
Tel: (954) 958-1200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 22, 2019
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ◻

(Page 1 of 5 Pages)
______________________________
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91359V107	SCHEDULE 13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
Sean P. Downes

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,511,596

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,511,596

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,511,596

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 91359V107	SCHEDULE 13D	Page 3 of 5 Pages

Explanatory Note

This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D is being filed by Sean P. Downes pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934 to report certain material changes to Mr. Downes’ beneficial ownership since the filing of Amendment No. 3.  This Amendment No. 4 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 26, 2017, as amended by Amendment No. 1 filed on November 24, 2017, Amendment No. 2 filed on April 3, 2018, and Amendment No. 3 filed on November 23, 2018  (collectively, the “Schedule 13D”).  All capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meaning set forth in the Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is supplemented as follows:

The response to Item 5(c) is incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is supplemented as follows:

(a)
Mr. Downes beneficially owns an aggregate of 2,511,596 shares of Common Stock (which includes performance share units and options to purchase in the aggregate 1,051,646 shares of Common Stock that vest and are exercisable within 60 days hereof), which represents approximately 7.6% of the outstanding shares of Common Stock of the Company. The percentage is based on 33,211,481 shares of Common Stock outstanding on October 29, 2019, as reported in the Company’s quarterly report on Form 10-Q, filed with the SEC on November 4, 2019.

(b)	Number of shares as to which Mr. Downes has:
(i) Sole power to vote or direct the vote:	2,511,596
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	2,511,596
(iv) Shared power to dispose or direct the disposition of:	0

(c)	During the past sixty days, the following transactions were effected for Mr. Downes’ account by a broker in the open market:

Date	Transaction	No. of Shares	Price per Share
November 1, 2019	Purchase	5,500	$27.5903 (1)
November 4, 2019	Purchase	6,467	$27.0575 (2)
November 5, 2019	Purchase	3,600	$27.5611 (3)
November 6, 2019	Purchase	1,700	$28.8929 (4)
November 19, 2019	Purchase	2,100	$29.3199 (5)
November 20, 2019	Purchase	3,000	$29.1737 (6)
November 22, 2019	Purchase	5,000	$29.0817 (7)

CUSIP No. 91359V107	SCHEDULE 13D	Page 4 of 5 Pages

(1)
This price reflects the weighted average price. The shares were purchased in multiple transactions at prices ranging from $27.27 to $27.85, inclusive. Mr. Downes undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in footnotes (1) through (7) herein.

(2)	This price reflects the weighted average price. The shares were purchased in multiple transactions at prices ranging from $27.035 to $27.0586, inclusive.
(3)	This price reflects the weighted average price. The shares were purchased in multiple transactions at prices ranging from $27.51 to $27.61, inclusive.
(4)	This price reflects the weighted average price. The shares were purchased in multiple transactions at prices ranging from $28.75 to $29.00, inclusive.
(5)	This price reflects the weighted average price. The shares were purchased in multiple transactions at prices ranging from $29.26 to $29.8808, inclusive.
(6)	This price reflects the weighted average price. The shares were purchased in multiple transactions at prices ranging from $29.163 to $29.195, inclusive.
(7)	This price reflects the weighted average price. The shares were purchased in multiple transactions at prices ranging from $29.0204 to $29.1798, inclusive.

(d)	This Item 5(d) is not applicable.

(e)	This Item 5(e) is not applicable.

CUSIP No. 91359V107	SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURE
After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: November 26, 2019

SEAN P. DOWNES

By:	/s/ Sean P. Downes
Name: Sean P. Downes